UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Licenses RHB-102 for Commercialization Worldwide Excluding North America to Hyloris for up to $60 Million in Potential Milestone Payments Plus Royalties”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001) and on June 20, 2024 (File No. 333-280327), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: February 25, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill Licenses RHB-102 for Commercialization
Worldwide Excluding North America to Hyloris for up to
$60 Million in Potential Milestone Payments Plus Royalties

Hyloris will pay RedHill an upfront payment and up to $60 million in potential milestone payments, plus up to mid-20s percent royalties on revenues, in return for exclusive rights to develop and commercialize RHB-102 (Bekinda®) across all indications and territories outside the United States, Canada and Mexico
 --
Recent positive UK MHRA advice provided a clear pathway for a UK Marketing Authorization
Application (MAA). If approved, RHB-102 could be the first oral 24-hour extended-release ondansetron for the treatment of chemotherapy/radiotherapy-induced nausea and vomiting
(CINV/RINV)
--
RedHill intends to continue development of RHB-102 for FDA approval in the U.S., if granted.
Hyloris will be responsible for all development, regulatory and commercialization activities related to RHB-102 in its territories
--
The global antiemetics drugs market size was valued at approximately $7.5 billion in 2023 and is expected to grow at a CAGR of approximately 6% from 2024 to 2030 --
Positive results from the successful U.S. Phase 2 IBS-D study (RHB-102 12 mg) and Phase 3
GUARD gastroenteritis study (RHB-102 24 mg) were published in The American Journal of
Gastroenterology and JAMA Network Open, respectively

TEL-AVIV, Israel / RALEIGH, NC, February 25, 2025 /PRNewswire/ -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that it has entered into an exclusive worldwide development and commercialization licensing agreement, excluding North America (the “Agreement”), with Hyloris Pharmaceuticals SA (Euronext Brussels: HYL) (“Hyloris”) for RedHill’s RHB-102 (Bekinda®).

Under the terms of the Agreement, Hyloris will pay RedHill an upfront payment, in addition to up to $60 million in potential milestone payments, contingent upon achieving specified commercial targets, plus up to mid-20s percent royalties on revenues, subject to certain cost recoupments, with minimum annual payments to RedHill, in return for exclusive rights to RHB-102 across all indications and territories outside the United States, Canada and Mexico. RedHill intends to continue development of RHB-102 for FDA approval in the U.S., if granted. Hyloris will be responsible for all development, regulatory and commercialization activities related to RHB-102 in its territories.

RHB-102 is a once-daily, proprietary, bimodal extended-release oral tablet formulation of ondansetron, a 5-HT3 antagonist in advanced development for oncology support, acute gastroenteritis and gastritis1, and diarrhea-predominant irritable bowel syndrome (IBS-D) at two dose strengths: 12mg and 24mg.

“Ondansetron ER will be a valuable addition to supportive care in oncology and post-surgical settings, where sustained relief from nausea is essential,” said Thomas Jacobsen, Co-Chief Executive Officer of Hyloris. “We are committed to delivering innovative solutions that enhance patient comfort and streamline therapy, especially in areas where reducing treatment burden can make a meaningful impact. We look forward to collaborating with RedHill to bring this product to patients.”

“Our new partners at Hyloris share our vision of RHB-102’s significant potential, and we look forward to working with them to bring RHB-102 to patients worldwide,” said Dror Ben-Asher, CEO of RedHill. “This agreement follows the recent initiation of the Bayer-funded Phase 2 study of opaganib and darolutamide in advanced prostate cancer and is further demonstration of the potential of RedHill’s R&D pipeline. If approved, RHB-102 will provide the opportunity to deliver 24-hour relief from nausea and vomiting in a single pill for outpatient use by cancer patients undergoing chemotherapy or radiotherapy, and those with acute gastroenteritis, gastritis or IBS-D.”

Recent positive advice from the UK’s Medicines and Healthcare products Regulatory Agency (MHRA) provided a clear pathway for a UK Marketing Authorization Application (MAA) for RHB-102 (24 mg) for oncology support (CINV and RINV) in the UK, and potentially in other countries, subject to completion of certain manufacturing activities. If approved, RHB-102 could be the first oral 24-hour extended-release ondansetron antiemetic drug for the treatment of chemotherapy/radiotherapy-induced nausea and vomiting (CINV/RINV).

The global antiemetics drugs market size was valued at approximately $7.5 billion in 2023 and is expected to grow at a CAGR of approximately 6% from 2024 to 20302.

RedHill have successfully completed a U.S. Phase 3 study with RHB-102 for acute gastroenteritis & gastritis (24 mg) and a U.S. Phase 2 study for IBS-D (12 mg), both meeting their primary endpoints. There is also additional potential for use in post-operative nausea and vomiting (PONV).
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About RHB-102 (Bekinda®):
RHB-102 is a proprietary, once-daily, bimodal extended-release, oral tablet formulation of ondansetron, a 5-HT3 antagonist, targeting oncology support, acute gastroenteritis and gastritis, and IBS-D at two dose strengths: 12mg and 24mg.

Positive results from the successful U.S. Phase 2 IBS-D study (RHB-102 12 mg) and Phase 3 GUARD gastroenteritis study (RHB-102 24 mg) were published in The American Journal of Gastroenterology3 and JAMA Network Open4, respectively.

About Hyloris Pharmaceuticals SA
Hyloris (EBR: HYL) is a specialty biopharma company focused on innovating, reinventing, and optimizing existing medications to address important healthcare needs and deliver relevant improvements for patients, healthcare professionals and payors.

Hyloris is based in Liège, Belgium. For more information, visit www.hyloris.com or LinkedIn.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on U.S. development and commercialization of drugs for gastrointestinal diseases, infectious diseases and oncology. RedHill promotes the gastrointestinal drug Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults5. RedHill's key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anticancer, anti-inflammatory and antiviral activity, targeting multiple indications with U.S. government and academic collaborations for development for radiation and chemical exposure indications such as GI-Acute Radiation Syndrome (GI-ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program study in prostate cancer in combination with Bayer’s darolutamide; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness, is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19 and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease.

More information about the Company is available at www.redhillbio.com / X.com/RedHillBio.
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Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include, among others, statements regarding the potential arrangement and relationship with Hyloris. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: the risk that the Company will not benefit from the agreement with Hyloris as currently anticipated; the Company's ability to maintain compliance with the Nasdaq Capital Market's listing requirements; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk of current uncertainty regarding U.S. government research and development funding and that the U.S. government is under no obligation to continue to support development of our products and can cease such support at any time; the risk that acceptance onto the RNCP Product Development Pipeline or other governmental and non-governmental development programs will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company's proposed development plans for its programs; the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the Company’s development programs and studies may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional studies may be required; the risk of market and other conditions and that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of any necessary commercial companion diagnostics; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 8, 2024. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com

Category: Corporate

1 Acute gastroenteritis and gastritis are characterized by inflammation of the mucus membranes of the gastrointestinal tract, most commonly caused by viral infection, with symptoms including nausea, vomiting, diarrhea and abdominal pain.
2 Antiemetics Drugs Market Size & Share Analysis Report 2030, Grandview research
3 Plasse TF, Barton G, Davidson E, et al. Bimodal release ondansetron improves stool consistency and symptomatology in diarrhea-predominant irritable bowel syndrome: A randomized, double-blind trial. Am J Gastroenterol 2020;115:1466-73.
4 Silverman RA, House SL, Meltzer AC, et al. Bimodal Release Ondansetron for Acute Gastroenteritis Among Adolescents and Adults: A Randomized Clinical Trial. JAMA Netw Open. 2019;2(11):e1914988. doi:10.1001/jamanetworkopen.2019.14988
5 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

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